January 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Entegra Financial Corp.

Application for Withdrawal on Form RW

for Registration Statement on Form S-3 (File No. 333-218142)

Ladies and Gentlemen:

This letter constitutes an application pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting Entegra Financial Corp. (the “Company”) to withdraw its Registration Statement on Form S-3 (File No. 333-218142), together with all exhibits, filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2017 (collectively, the “Registration Statement”). The Registration Statement was declared effective by the Commission on June 1, 2017.

Pursuant to the Agreement and Plan of Merger, dated April 23, 2019 (the “Merger Agreement”), by and among the Company, First Citizens BancShares, Inc. (“BancShares”), First-Citizens Bank & Trust Company (“FCB”), a direct, wholly-owned subsidiary of BancShares, and FC Merger Subsidiary VII, Inc., a direct, wholly-owned subsidiary of FCB (“Merger Sub”), effective December 31, 2019, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “First Step Merger”), and immediately thereafter, the Company merged with and into FCB, with FCB as the surviving corporation (the “Second Step Merger” and together with the First Step Merger, the “Mergers”). In connection with the Mergers, FCB, as successor to the Company, determined that it is in its best interest to withdraw the Registration Statement at this time.

FCB, as successor to the Company, confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, FCB hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. FCB also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by FCB, as successor to the Company, or BancShares, FCB’s parent.

Please provide a copy of the order consenting to the withdrawal to Jason L. Martinez of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. by email at jmartinez@smithlaw.com. If you have any questions regarding this application, please contact Jason L. Martinez by telephone at (919) 821-6675 or by email at the email address provided above.

Sincerely,

FIRST-CITIZENS BANK & TRUST COMPANY,
As successor by merger to Entegra Financial Corp.

By:	/s/ Craig L. Nix
Craig L. Nix
Chief Financial Officer

cc:	Elizabeth Ostendorf, Esq.

Senior Vice President & Director, Legal Department

First Citizens BancShares, Inc.

Jason L. Martinez, Esq.

Geoffrey W. Adams, Esq.

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.